UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-24151

NORTHWEST BANCORPORATION, INC.

(Exact name of registrant as specified in its charter)

421 West Riverside Avenue

Spokane, Washington 99201

(509) 456-8888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, No Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Explanatory Note: The registrant is relying on Section 12(g)(4) and Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended by Section 601(a)(2) of the Jumpstart Our Business Startups Act, to terminate the registration of its common stock, no par value per share (the “Common Stock”), and its duty to file reports under the Exchange Act with respect to the Common Stock.

Approximate number of holders of record as of the certification or notice date: 541

Pursuant to the requirement of the Securities Exchange Act of 1934, as amended, Northwest Bancorporation, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 26, 2013	By:	/s/ Randall L. Fewel
Randall L. Fewel, President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.